SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 15, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES

Date  April 15, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso’s Annual General Meeting, April 15, 2003:
ANNUAL REVIEW BY TOR BERGMAN, PRESIDENT AND CEO

(Helsinki, Finland, April 15, 2003) – During his review at Metso Corporation’s (NYSE: MX; HEX: MEO) Annual General Meeting, President and CEO Tor Bergman stated that in the next few years, improved profitability will be more important to Metso than growth. However, Metso also targets healthy, profitable growth through the Metso Future Care business concept and by developing new businesses.

Metso Minerals continues measures to fully utilize the targeted synergy benefits and to release working capital. Metso Paper will transfer into its renewed operating model by the end of the second quarter. Metso Automation’s business has been refocused to support other core business areas. In addition, Metso will improve its profitability through efficiently utilizing internal synergies within and between its businesses.

Metso continues actions to reduce gearing by disposing of non-core assets and operations and releasing working capital.

With regard to the short term outlook, Mr. Bergman noted that Metso’s operating environment is expected to continue challenging. The crisis in Iraq and the general uncertainty in the market environment have increased uncertainty.

Despite the challenging market situation Metso’s order backlog has improved from the year-end to close to 2 billion euros. The delivery volumes in the beginning of the year have remained at a low level partially also due to seasonality. As a result, the net sales of the first quarter totalled approximately 1 billion euros. The deliveries and consequently the results of the operations are this year expected to be weighted towards the following three quarters. Metso remains confident that its strengthened order backlog and actions taken to streamline the cost structure create a basis for improved full year profitability in 2003.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, Tel. +358 40 727 67 66

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.